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                                   EXHIBIT 3.3

                               AMENDMENT TO BYLAWS
                                       OF
                                NUTRACEUTIX, INC.


        1. The first sentence of Section 3.2 of the Bylaws is hereby amended to provide as follows:

               "The Board shall be composed of not less than four (4) and not more than twelve (12) directors, the specific number to be established by resolution adopted by the Board of Directors."

        2. Section 2.3 of the Bylaws is hereby deleted in its entirety.

        3. The first sentence of Section 2.1 of the Bylaws is hereby amended to provide as follows:

               "The annual meeting of the shareholders shall be held each year on a date designated by the Board of Directors for the purpose of electing directors and transacting such other business as may properly come before the meeting."